UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 30, 2026

Commission File Number: 001-38303

WPP plc
(Translation of registrant’s name into English)

Sea Containers

18 Upper Ground

London SE1 9GL, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-294468) OF WPP PLC, WPP 2025 LLC, WPP JUBILEE LIMITED AND WPP 2005 LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Indenture among WPP Finance 2010, WPP 2025 LLC, WPP plc, WPP Jubilee Limited, WPP 2005 Limited, and Wilmington Trust, National Association, as trustee and Citibank, N.A., as registrar and paying agent
4.2	First Supplemental Indenture, among WPP 2025 LLC, WPP plc, WPP Jubilee Limited, WPP 2005 Limited, and Wilmington Trust, National Association, as trustee and Citibank, N.A., as registrar and paying agent
5.1	Opinion of Allen Overy Shearman Sterling as to the validity of the guaranteed notes as to certain matters of New York law
5.2	Opinion of Allen Overy Shearman Sterling as to the validity of the guaranteed notes as to certain matters of English law
5.3	Opinion of Mourant Ozannes (Jersey) LLP, Jersey, as to the validity of the guaranteed notes as to certain matters of Jersey law

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC (Registrant)
Dated: March 30, 2026	By:	/s/ Alexander Ashby
Name: Alexander Ashby
Title: Authorized Signatory